FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the Month of June 2026

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street

Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel

(Address of Principal Corporate Offices))

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 2, 2026, announcing that Gilat Presents Expanded Portfolio for Tactical Unmanned Platforms at Eurosatory 2026.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated June 2, 2026	By:	/s/ Doron Kerbel
Doron Kerbel
CLO & Corporate Secretary

Gilat Presents Expanded Portfolio for Tactical Unmanned

Platforms at Eurosatory 2026

Introducing Viper, RaySat’s UAV Ka-band ESA, designed for resilient multi-orbit connectivity

June 2, 2026 - Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that Gilat Defense will showcase its expanded portfolio of products to support tactical unmanned platforms at Eurosatory 2026.

Gilat Defense will be showcasing RaySat’s new Viper Ka Electronically Steered Antenna (ESA). RaySat, a Gilat subsidiary, offers this advanced product, delivering secure, low-latency communications with low size, weight, and power (SWaP) and minimal aerodynamic impact for mission-critical unmanned operations.

The Viper Ka supports multi-orbit operations across LEO, MEO, and GEO satellite constellations, dynamically selecting the optimal orbit based on mission requirements. This capability enables seamless adaptation to evolving operational environments. The antenna is designed to support current and future Ka-band constellations, including emerging military and defense-focused networks.

“Operational forces increasingly depend on unmanned platforms that require resilient and uninterrupted very low-latency connectivity across highly dynamic operational environments,” said Gilad Landsberg, President of Gilat Defense. “With the addition of the Viper to our resilient SATCOM ground infrastructure, which includes modems, portable and transportable ground terminals, BUCs, and complementary ground equipment, we are providing defense customers with a comprehensive and highly adaptable portfolio that supports continuous communications across multiple satellite networks for tactical air, land, and maritime missions.”

Visit Gilat at Eurosatory 2026

Gilat Defense invites attendees to visit Hall 6, Booth B280, to explore the full range of defense communications technologies, meet with experts, and learn how Gilat Defense is shaping the future of mission-critical connectivity.

Schedule a meeting today through the following link:

https://www.gilat.com/event/eurosatory-2026/

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu, we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a software-defined platform and modems, high-performance satellite terminals, advanced Satellite On-the-Move (SOTM) antennas and Electronically Steered Antennas (ESAs), highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, cellular backhaul, enterprise, aerospace and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: https://www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the hostilities between Israel and Iran and the Hezbollah in Lebanon. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks

PublicRelations@gilat.com